FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-711

RECEIVED
2004 OCT -5 P 12:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOSTER'S GROUP
Inspiring Global Enjoyment

04045341

Fosters Brewing Group

ASX RELEASE

SUPPL

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

PROCESSED
OCT 06 2004
THOMSON FINANCIAL

10/6

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	27,411,794	50,000
4	Total consideration paid or payable for the shares	$125,861,187	$237,500

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $4.75 Date: 28/6/04, 30/9/04, 1/10/04, 4/10/04 Lowest price paid: $4.33 Date: 6/4/04	Highest price paid: $4.75 Lowest price paid: $4.75 Highest price allowed under rule 7.33: $4.97

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	172,538,206

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 05-Oct-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

RECEIVED
2004 OCT -5 P 12:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOSTER'S GROUP
Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 4

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

5 October, 2004

Foster's Announces Successful Completion of Tender Offers

Foster's (FBG Finance Limited and FBG Treasury (Aust) Limited) today announced the successful repurchase of US$118,650,000 of its outstanding 15/11/05 6.75% US$200,000,000 notes and €120,000,000 of its 17/03/05 5.75% €300,000,000 notes pursuant to tender offers announced to the market on 23 September 2004. Further details of these transactions are included as attachments A and B to this announcement.

In addition to the above tenders, Foster's has also repurchased US$40,000,000 of its outstanding 15/6/11 6.875% US$500,000,000 notes.

The purchases of the abovementioned securities will be funded by the net proceeds of a US$300,000,000 offering of 4.875% notes due October 1, 2014, announced by the Group on 29 September 2004.

All of these activities relate to the Group's previously announced intention to restructure a portion of its interest rate and debt maturity profile.

This release is not an offer to purchase or a solicitation of an offer to sell any securities, which was made only pursuant to the Offer to Purchase dated September 23, 2004.

Media
Lisa Keehan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Michael Roberts
Tel: +61 3 9633 2273
Mob: 0418 263 199

Attachment A: FBG Finance Limited Announces results of Tender Offer

Foster's Group Limited (Foster's) today announced the results of the offer by its wholly owned subsidiary FBG Finance Limited to purchase any and all of its US$200,000,000 aggregate principal amount of 6¾% Notes due 2005. FBG Finance Limited has repurchased US$118,650,000 aggregate principal amount of its 6¾% Notes tendered by holders pursuant to the tender offer.

The tender offer commenced on September 23, 2004, and expired at 11:59 p.m., New York City time, on September 29, 2004.

Citigroup Global Markets Inc. served as Dealer Manager for the tender offer, and Global Bondholder Services Corporation served as the information agent for the tender offer.

This release is not an offer to purchase or a solicitation of an offer to sell any securities, which was made only pursuant to the Offer to Purchase dated September 23, 2004.

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Foster's believes that its expectations are based on reasonable assumptions. No assurance, however, can be given that its goals will be achieved. A number of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this release. While Foster's makes these forward-looking statements in good faith, Foster's cannot guarantee that the anticipated future results will be achieved. Foster's undertakes no obligation to update any forward-looking statements in this release whether as a result of new information or future events.

Attachment B: FBG Treasury (Aust.) Limited Announces Results of Tender Offer

Foster's Group Limited (Foster's) today announced the results of the offer by its wholly owned subsidiary FBG Treasury (Aust.) Limited to purchase up to €120,000,000 aggregate principal amount of its 5.75% Notes due 2005 originally issued by FBG Treasury (Europe) B.V. As of the expiration, assuming proper settlement of all transactions, FBG Treasury (Aust.) Limited has elected to repurchase €120,000,000 aggregate principal amount of its 5.75% Notes, which represents approximately 89% of the 5.75% Notes offered for sale by holders and approximately 40% of the aggregate principal amount of 5.75% Notes outstanding.

The tender offer commenced on 23 September 2004 and expired at 5:00 p.m., Central European Time, on 30 September 2004.

The price to be paid for each €1,000 principal amount of 5.75% Notes accepted for purchase in the tender offer is €1,015.20. The price was determined using an offer yield of 2.220%, which represents a repurchase spread of 10 basis points over the mid yield to maturity of the Bundesschatzanweisungen 2.50% due 18 March 2005 determined as of 3:00 p.m. CET, on 1 October 2004, in accordance with the terms of the offer, to be 2.120%. The settlement date is expected to be 6 October 2004.

Citigroup Global Markets Limited served as Dealer Manager for the tender offer, Global Bondholder Services Corporation served as the repurchase agent and information agent for the tender offer and The Bank of New York Luxembourg S.A. served as the Luxembourg Transfer Agent for the tender offer.

None of Foster's, FBG Treasury (Aust.) Limited, the Dealer Manager, the Repurchase Agent, the Luxembourg Transfer Agent or any of their respective affiliates made any recommendation as to whether holders should have sold 5.75% Notes pursuant to the tender offer. Acceptance of the tender offer is irrevocable.

This release is not an offer to purchase or a solicitation of an offer to sell any securities, which was made only pursuant to the Announcement dated 23 September 2004.

The tender offer was not available to holders who are residents of the United States or Italy.

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Foster's believes that its expectations are based on reasonable assumptions. No assurance, however, can be given that its goals will be achieved. A number of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this release. While Foster's makes these forward-looking statements in good faith, Foster's cannot guarantee that the anticipated future results will be achieved. Foster's undertakes no obligation to update any forward-looking statements in this release whether as a result of new information or future events.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

RECEIVED
2004 OCT -5 P 12:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	27,184,386	227,408
4	Total consideration paid or payable for the shares	124,781,787	1,079,400

		Before previous day	**Previous day**
5	If buy-back is an on-market buy-back	highest price paid: 4.75 date: 28/6/2004, 30/9/04 lowest price paid: 4.33 date: 4/6/2004	highest price paid: 4.75 lowest price paid: 4.73 highest price allowed under rule 7.33: 4.95

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	172,588,206

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 4/10/2004
Robert Dudfield – Assistant Company Secretary

Print name: ....

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